# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLURI INC., CIK 0001158780
CUSIP: 72942G203
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: Matam Advanced Technology Park, Building 5, Haifa, Israel (L3), 3508409
Date of event which requires filing of this statement: 10/23/2026
Filed by CIK 0002055515
Persons authorized to receive notices and communications: Chutzpah Holdings Limited, 4TH Floor, Liberation House, Castle Street, St. Helier, Jersey (Y9), JE1 4HH, 212-613-2091; Peter G. Flagel, FBT Gibbons LLP, 1 Penn Plz., Ste. 4515, New York, New York (NY), 10119, 212-613-2091

## Reporting persons
- Chutzpah Holdings Limited (CIK 0002055515): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 2,018,014; shared voting power 0; sole dispositive power 2,018,014; shared dispositive power 0; aggregate amount beneficially owned 2,018,014 (17.19% of the class)
  Comment: 1 Pursuant to the Securities Purchase Agreement dated January 23, 2025 (the "Securities Purchase Agreement"), entered into between Chutzpah Holdings Limited ("CHL") and the Issuer relating to a private placement offering of: 1,383,948 shares of common stock, par value $0.00001 per share of the Issuer (the "Common Shares"), (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 26,030 Common Shares, and (iii) warrants to purchase up to 84,599 Common Shares (the "Common Warrants"). The purchase price for each Common Share is $4.61. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (subsequently received on June 30, 2025), and remain exercisable until exercised in full. The Common Warrants have an exercise price of $5.568 per share and will be exercisable for three years following June 3, 2025.
  
  On March 13, 2025, the Issuer, Pluri Biotech Ltd., a wholly owned subsidiary of the Issuer (the "Pluri Biotech"), entered into a Share Purchase Agreement with CHL and Plantae Bioscience Ltd ("Plantae"), pursuant to which CHL and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo Ltd.(on a fully diluted basis), an Israeli company ("Kokomodo," and such shares, the "Purchased Interests") and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement, reflecting a principal aggregate amount of $0.5 million. In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company, which as of January 23, 2025, represented 12.14% of the Issuer's issued and outstanding share capital on a fully diluted basis after the deemed issuance of the aboveconsideration shares. Of the 976,139 common shares of the Issuer, 452,702 was issued to Plantae and 523,437 was issued to CHL. CHL owns approximately 78% of Plantae.
  
  On April 25, 2025, the Reporting Person and the Issuer entered into an amendment to the Securities Purchase Agreement, whereby the Company and the Investor agreed to exchange 976,139 of the Common Shares for additional pre-funded warrants to purchase up to 976,139 Common Shares. The additional pre-funded warrants issued to the Investor have the same terms as the Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement, and as such, they have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (subsequently received on June 30, 2025), and remain exercisable until exercised in full. At the time of the exchange, CHL held 931,246 Common Shares (1,383,948 Common Shares plus 523,437 Common Shares minus 976,139 Common Shares exchanged for an equal amount of pre-funded warrants).
  
  On October 29, 2025, pursuant to shareholder approval for the exercise of pre-funded warrants and common warrants at the shareholder meeting held on June 30, 2025, the Reporting Person exercised pre funded warrants to acquire 1,002,169 shares of Common Stock of the Issuer at an exercise price of $0.0001 per share. The pre funded warrants were originally issued pursuant to the Securities Purchase Agreement dated January 23, 2025, as amended April 25, 2025. As on date, the Reporting Person holds 2,018,014 Common Shares (931,246 Common Shares plus 1,002,169 Common Shares plus 84,599 unexercised warrants to purchase Common Shares).
  
  2 Indicates the Reporting Person 's ownership of 2,018,014 Common Shares directly held.
  
  3 The total number of outstanding Common Shares as of the date hereof is 11,657,645 (10,824,311 outstanding Common Shares plus 833,334 October 2026 CHLP Common Shares). Including the 84,599 warrants exercisable within 60 days, CHL's percentage is therefore 2,018,014 / 11,742,244 = 17.19%.
- Chutzpah Holdings LP: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 2,083,334; shared voting power 0; sole dispositive power 2,083,334; shared dispositive power 0; aggregate amount beneficially owned 2,083,334 (17.87% of the class)
  Comment: 4 On December 8, 2025, the Issuer entered into an additional Securities Purchase Agreement with Chutzpah Holdings LP (the "CHLP"), a limited partnership beneficially owned by Mr. Alexandre Weinstein, ("Mr. Weinstein"), relating to a private placement offering of: (i) 625,000 common shares, par value $0.00001 per share (the "CHLP Common Shares") of the Company, and (ii) warrants (the "CHLP Common Warrants") to purchase up to 625,000 Common Shares. The combined purchase price for each CHLP Common Share and CHLP Common Warrant is $4.00. The CHLP Common Warrants expired on June 30, 2026.
  
  On March 25, 2026, the Issuer entered into another Securities Purchase Agreement (the "March 2026 SPA"), effective as of March 24, 2026, CHLP, relating to a private placement offering of: (i) 625,000 common shares, par value $0.00001 per share (the "March 2026 CHLP Common Shares") of the Company, and (ii) warrants (the "March 2026 CHLP Common Warrants") to purchase up to 625,000 Common Shares. The combined purchase price for each March 2026 CHLP Common Share and March 2026 CHLP Common Warrant is $4.00. The March 2026 CHLP Common Warrants will be exercisable immediately at an exercise price of $4.25 per share and will be exercisable until the expiration of the eighteen-month anniversary following closing of the Offering. The March 2026 CHLP Common Warrants contain customary anti-dilution provisions and are subject to a 35% beneficial ownership limitation. The Securities Purchase Agreement contains customary representations, warranties and indemnification obligations of the parties.
  
  On October 20, 2026, Chutzpah Holdings LP entered into a Securities Purchase Agreement with the Issuer pursuant to which the Issuer agreed to issue to Chutzpah Holdings LP (i) 833,334 Common Shares (the "October 2026 CHLP Common Shares") and (ii) a warrant (the "October 2026 CHLP Common Warrants") to purchase up to 833,334 Common Shares at an exercise price of $1.65 per share. The $1,250,000 previously advanced by Chutzpah Holdings LP pursuant to the Advance Subscription Agreement dated June 14, 2026 was applied toward the purchase price of such securities.
  
  5 Indicates CHLP's ownership of 2,083,334 Common Shares directly held (1,250,000 Common Shares + 833,334 October 2026 CHLP Common Shares). Excludes (i) 625,000 Common Shares issuable upon exercise of the March 2026 CHLP Common Warrants, which may not be exercised because, after giving effect to any such exercise, CHLP, together with its Attribution Parties (as defined in Item 5(a)), would beneficially own in excess of the 35% Beneficial Ownership Limitation, and (ii) 833,334 Common Shares issuable upon exercise of the October 2026 CHLP Common Warrants, which are not exercisable within 60 days.
  
  6 CHLP's percentage of class: 2,083,334/(10,824,311 + 833,334) = 2,083,334/11,657,645 = 17.87%
- Plantae Bioscience Ltd.: type of reporting person: other (OO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 452,702; shared voting power 0; sole dispositive power 452,702; shared dispositive power 0; aggregate amount beneficially owned 452,702 (3.88% of the class)
  Comment: 7 On March 13, 2025, the Issuer, Pluri Biotech, entered into a Share Purchase Agreement with CHL and Plantae, pursuant to which CHL and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo (on a fully diluted basis), and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement, reflecting a principal aggregate amount of $0.5 million. In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company. Of the 976,139 common shares of the Issuer, 452,702 was issued to Plantae and 523,437 was issued to CHL. CHL owns approximately 78% of Plantae.
  
  8 Calculated as: 452,702 / 11,657,645 outstanding Common Shares = 3.88%
- Alexandre Weinstein (CIK 0001833124): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 4,561,616; shared voting power 0; sole dispositive power 4,561,616; shared dispositive power 0; aggregate amount beneficially owned 4,561,616 (38.85% of the class)
  Comment: 9 2,018,014 (CHL) + 2,083,334 (CHLP) + 452,702 (Plantae) + 7,566 (direct, including 641 RSUs vesting within 60 days).
  
  Mr. Weinstein has been granted an aggregate of 10,769 Restricted Stock Units ("RSUs") under two separate agreements with the Issuer. Pursuant to the 2016 Equity Compensation Plan, Mr. Weinstein was granted 10,250 RSUs on February 25, 2025, which vest in twelve instalments: 12.50% on each of May 25, 2025; August 25, 2025; November 25, 2025; and February 25, 2026; and 6.25% on each of May 25, 2026; August 25, 2026; November 25, 2026; February 25, 2027; May 25, 2027; August 25, 2027; November 25, 2027; and February 25, 2028. Pursuant to the 2019 Equity Compensation Plan, Mr. Weinstein was granted 519 RSUs on December 1, 2025, which vest in three equal monthly instalments on December 31, 2025; January 31, 2026; and February 28, 2026. As of the date of this filing, 6,925 RSUs have vested into common shares, and an additional 641 RSUs are scheduled to vest on November 25, 2026 (within 60 days of the date hereof) and are therefore included in Mr. Weinstein's beneficial ownership. The remaining 3,203 RSUs are unvested and subject to future vesting conditions beyond 60 days.
  
  Unvested RSUs confer no voting rights or dividend entitlements until settlement into common shares. Additional RSUs will vest thereafter, which may increase Mr. Weinstein's ownership. Mr. Weinstein will amend this Schedule 13D as required by law.
  
  10 See note above.
  
  11 The percentage is calculated as 7,566 (6,925 vested RSU shares and 641 RSUs vesting within 60 days) + 2,018,014 (CHL shares and warrants) + 2,083,334 (CHLP shares)+ 452,702 (Plantae)/ (10,824,311 + 833,334 + 84,599 + 641) = 4,561,616/11,742,885 = 38.85%. Excludes (i) 625,000 Common Shares underlying the March 2026 CHLP Common Warrants, which may not be exercised because, after giving effect to any such exercise, the Reporting Persons would beneficially own in excess of the 35% Beneficial Ownership Limitation, and (ii) 833,334 Common Shares underlying the October 2026 CHLP Common Warrants, which are not exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Name of issuer: PLURI INC.
Address of issuer's principal executive offices: Matam Advanced Technology Park, Building 5, Haifa, Israel (L3), 3508409
Comment: This Amendment No. 6 ("Amendment") supplements the statements made on Schedule 13D of Chutzpah Holdings Limited ("CHL") that was filed with the Securities and Exchange Commission (the "Commission") on February 12, 2025 (the "Original Schedule 13D"), as amended by the following amendments to the Original Schedule 13D: first amendment filed with the Commission on May 12, 2025; second amendment to the Original Schedule 13D filed with the Commission on December 15, 2025; third amendment to the Original Schedule 13D filed with the Commission on January 5, 2026; fourth amendment to the Original Schedule 13D filed with the Commission on May 1, 2026; and fifth amendment to the Original Schedule 13D filed with the Commission on [July 1], 2026 (collectively, with the Original Schedule 13D, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment is being filed for the purpose of publicly disclosing primarily the acquisition by CHLP of 833,334 Common Shares pursuant to the October 2026 SPA. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D relating to CHL, CHLP, Plantae and Mr. Weinstein is incorporated by reference.

On October 20, 2026, CHLP and the Issuer entered into the October 2026 SPA, pursuant to which CHLP acquired 833,334 Common Shares at a purchase price of $1.50 per share and the October 2026 CHLP Common Warrants to purchase up to 833,334 Common Shares at an exercise price of $1.65 per share. The aggregate purchase price of $1,250,000 was satisfied in full through the application of the advance payment made by CHLP to the Issuer on June 16, 2026 pursuant to the Advance Subscription Agreement, dated June 14, 2026.

CHLP acquired the October 2026 CHLP Common Shares and the October 2026 CHLP Common Warrants for investment purposes.

The foregoing description of the October 2026 SPA and the October 2026 CHLP Common Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated by reference.

Based on Common Shares issued and outstanding as of October 23, 2026 (as confirmed by the Issuer), the Reporting Persons beneficially own an aggregate of 4,561,616shares of Common Stock, representing approximately 38.85% of the outstanding Common Stock. Because the Reporting Persons' beneficial ownership exceeds 35%, the March 2026 CHLP Common Warrants may not be exercised under the Beneficial Ownership Limitation, and the Common Shares underlying such warrants are excluded from the foregoing amounts. The March 2026 CHLP Common Warrants were previously reported as beneficially owned subject to the Beneficial Ownership Limitation; following the acquisition of the October 2026 CHLP Common Shares, they are no longer exercisable and are therefore no longer included. The Common Shares underlying the October 2026 CHLP Common Warrants are also excluded, as such warrants are not exercisable within 60 days.

The breakdown of beneficial ownership among the Reporting Persons is as follows:

CHL

CHL beneficially owns 2,018,014 shares, consisting of 1,933,415 common shares directly held (comprising 407,809 PIPE shares, 1,002,169 shares from exercise of pre-funded warrants, and 523,437 Kokomodo consideration shares) and warrants to purchase 84,599 common shares.

CHLP

CHLP beneficially owns 2,083,334 shares, consisting of 2,083,334 common shares directly held (including 833,334 October 2026 CHLP Common Shares). CHLP also holds (i) the March 2026 CHLP Common Warrants to purchase 625,000 common shares. which are not currently exercisable by reason of the 35% Beneficial Ownership Limitation described below, and (ii) the October 2026 CHLP Common Warrants to purchase 833,334 common shares at an exercise price of $1.65 per share, which are not exercisable until the six-month anniversary of their issue date.

CHLP holds warrants to purchase an aggregate of 625,000 Common Shares under two separate warrant instruments, as follows: (i) Warrants to purchase 312,500 Common Shares, issued pursuant to the Securities Purchase Agreement dated March 24, 2026, at an exercise price of $4.25 per share, exercisable immediately and expiring approximately September 30, 2027 (18 months from the March 31, 2026 issuance date); and (ii) Warrants to purchase 312,500 Common Shares, issued pursuant to the Securities Purchase Agreement dated March 24, 2026, at an exercise price of $4.25 per share, exercisable immediately and expiring on October 21, 2027 (18 months from the April 21, 2026 issuance date).

Each warrant instrument contains a beneficial ownership limitation provision (each, a "Beneficial Ownership Limitation") that independently restricts the exercise of that particular warrant.

Specifically, each warrant provides that CHLP may not exercise such warrant to the extent that, after giving effect to the issuance of the warrant shares upon such exercise, the Holder, together with its Affiliates and any other Persons whose beneficial ownership of Common Shares would or could be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act (collectively, the "Attribution Parties"), would beneficially own in excess of 35% of the number of Common Shares outstanding immediately after giving effect to such issuance.

Each warrant instrument's Beneficial Ownership Limitation is evaluated independently at the time CHLP submits a Notice of Exercise under that particular warrant. At the time of each exercise, the numerator of the ownership calculation includes all Common Shares then held by the Holder, its Affiliates and Attribution Parties, plus the warrant shares to be issued in that particular exercise. The numerator excludes (a) the remaining unexercised portion of the warrant being exercised and (b) any other securities of the Company subject to an analogous beneficial ownership limitation (i.e., the other CHLP warrant instruments, which each contain their own 35% Beneficial Ownership Limitation). The denominator is the total number of Common Shares outstanding immediately after giving effect to the issuance of the warrant shares in that particular exercise.

Plantae

Plantae beneficially owns 452,702 shares, consisting of 452,702 common shares directly held.

Mr. Weinstein

Mr. Weinstein beneficially owns 4,561,616 shares in the aggregate, consisting of: (i) 7,566 shares held directly (6,925 vested RSU shares plus 641 RSUs vesting within 60 days on November 25, 2026); (ii) 2,018,014 shares through CHL (Mr. Weinstein indirectly owns 100% of CHL); (iii) 2,083,334 shares through CHLP (beneficially owned by Mr. Weinstein); and (iv) 452,702 shares through Plantae (Mr. Weinstein indirectly owns approximately 78% of Plantae through CHL). Mr. Weinstein disclaims beneficial ownership of securities held by Plantae except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

In the aggregate, the Reporting Persons beneficially own 4,561,616 Common Shares representing approximately 38.85% of the issued and outstanding shares of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer, other than the Common Stock of the Issuer owned of record by such Reporting Person.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is amended and supplemented as follows:

The information contained in Item 4 of this Schedule 13D is incorporated by reference.

Other than the acquisition by CHLP of the October 2026 CHLP Common Shares and the October 2026 CHLP Common Warrants upon the closing of the October 2026 SPA on October 23, 2026, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
1. Securities Purchase Agreement dated January 23, 2025: Between the Issuer and CHL, pursuant to which CHL acquired common shares, pre-funded warrants, and common warrants.

2. Asset Purchase Agreement (Kokomodo): Pursuant to which CHL received 523,437 and Plantae received 452,702 consideration shares.

3. Securities Purchase Agreement dated December 8, 2025: Between the Issuer and CHLP, for 625,000 common shares. Closing occurred on December 30, 2025.

4. Securities Purchase Agreement dated March 24, 2026: Between the Issuer and CHLP, for 625,000 common shares and warrants to purchase 625,000 common shares. Closed in two tranches on March 31, 2026 and April 21, 2026.

4A. Advance Subscription Agreement dated June 14, 2026 and Securities Purchase Agreement dated October 20, 2026: Between the Issuer and CHLP, pursuant to which CHLP made a $1,250,000 advance payment on June 16, 2026, which was applied in full toward the purchase of 833,334 common shares at $1.50 per share and a warrant to purchase up to 833,334 common shares at $1.65 per share.

5. Common Warrants: CHL holds warrants exercisable for 84,599 shares at $5.568, expiring February 5, 2028. CHLP holds the March 2026 CHLP Common Warrants exercisable for up to 625,000 shares at $4.25 under two separate warrant instruments: (i) 312,500 warrants expiring approximately September 30, 2027 (March 2026 SPA, first closing); and (ii) 312,500 warrants expiring October 21, 2027 (March 2026 SPA, second closing). Each such CHLP warrant is subject to a 35% beneficial ownership limitation. See Item 5(a) for a detailed description of the limitation and its effect on reported beneficial ownership. CHLP also holds the October 2026 CHLP Common Warrants to purchase up to 833,334 shares at $1.65, exercisable beginning on the six-month anniversary of their issue date and expiring on the fifth anniversary of such initial exercise date.

6. Restricted Stock Unit Award Agreements: Mr. Weinstein holds RSU awards under the Issuer's 2016 Equity Compensation Plan (10,250 RSUs granted February 25, 2025) and 2019 Equity Compensation Plan (519 RSUs granted December 1, 2025).

7. Joint Filing Agreement: The Reporting Persons have entered into a joint filing agreement, filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented with the following exhibits:

Exhibit 1: Joint Filing Agreement sec.gov/Archives/edgar/data/1158780/000121390026015550/ea0275848-10q_pluri.htm sec.gov/Archives/edgar/data/1158780/000121390026035110/ea0283653-8k_pluri.htm

Exhibit 2: Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on October 20, 2026).

Exhibit 3: Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Commission on October 20, 2026).

## Signatures
- Chutzpah Holdings Limited: /s/ Ana Ventura, Ana Ventura/Authorized Officer Beaumont (Directors) Limited, sole corporate director (10/27/2026)
- Chutzpah Holdings Limited: /s/ Karen Oliver, Karen Oliver/Authorized Officer Beaumont (Directors) Limited, sole corporate director (10/27/2026)
- Chutzpah Holdings LP: /s/ Alexandre Weinstein, Alexandre Weinstein/Authorized Signatory Chutzpah Holdings LP (10/27/2026)
- Plantae Bioscience Ltd.: /s/ Eli Mor, Eli Mor/Authorized Signatory Plantae Bioscience Ltd. (10/27/2026)
- Alexandre Weinstein: /s/ Alexandre Weinstein, Alexandre Weinstein (10/27/2026)